UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No….)

______________________________

JMP Group Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46629U107
(CUSIP Number)

Scott Solomon
Managing Director and Chief Legal Officer
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA  94111

March 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 )”act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act.

CUSIP No. 46629U107

1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Craig R. Johnson
2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially owned by Each Reporting Person with:	7) Sole Voting Power: 228,775 (a)
8) Shared Voting Power: 856,782 (a)
9) Sole Dispositive Power: 228,775 (a)
10) Shared Dispositive Power: 856,782 (a)

11)	Aggregate amount beneficially owned by each reporting person 1,180,277 (a)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 5.20% (a)
14)	Type of reporting person (see instructions) IN

Notes:
(a)
As of March 5, 2013, Mr. Johnson’s beneficial ownership includes (i) 856,782 shares of common stock held by the Johnson Revocable Trust, UAD 7/2/97, (ii) 228,775 shares of common stock owned by Mr. Johnson directly, and (iii) 94,720 shares of common stock underlying vested options.

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of JMP Group Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA  94111.

ITEM 2. Identity and Background.
(a)-(c)
This Statement is filed by Craig R. Johnson (the “Reporting Person”), with a business address at 600 Montgomery Street, Suite 1100, San Francisco, CA  94111 and who is the Vice Chairman and Chairman of Harvest Capital Strategies of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

On May 10, 2011, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 10,617 shares of Common Stock through the vesting of 40% of the restricted stock units granted on May 10, 2007.

On May 11, 2011, the Reporting Person elected to take possession through the Johnson Revocable Trust, UAD 7/2/97, of 30,000 shares which were posted as collateral for repayment of a Secured Promissory Note dated March 20, 2009.

On February 15, 2012, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 10,185 shares of Common Stock resulting from the Reporting Person's participation in the Issuer's 2012 Compensation Program.

On March 12, 2012, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 15,595 shares of Common Stock through the vesting of Company performance-based restricted stock units granted on February 4, 2010.

On March 12, 2012, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 32,170 shares of Common Stock through the vesting of Company performance-based restricted stock units granted on January 31, 2011, which are subject to restrictions on sale and other agreements through December 31, 2013.

In no case were funds or other consideration paid by the Reporting Person. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. Purpose of Transaction.

The transactions described above in Item 3 were primarily for the withholding of shares to cover withholding taxes payable upon vesting of restricted stock held by the Reporting Person, and for the vesting of restricted stock awards in accordance with the standard terms attributable to restricted stock awards granted by Issuer generally, and were initially granted to the Reporting Person as compensation for serving as the Chairman of Harvest Capital Strategies of the Issuer.

Additionally, the transaction whereby the Reporting Person elected to take possession of shares posted as collateral was for satisfaction of a secured loan made on May 20, 2009.

Other than set forth above and in his capacity as Vice Chairman and Chairman of Harvest Capital Strategies of the Issuer, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a)
As of December 31, 2012, there were 22,591,649 shares of Common Stock issued and outstanding.  As of march 5, 2013, the Reporting Person is the beneficial owner of 1,180,277 shares of Common Stock, which represents 5.20% of the outstanding shares of Common Stock.  Such amount includes (i) 856,782 shares of common stock held by the Johnson Revocable Trust, UAD 7/2/97, (ii) 228,775 shares of common stock owned by Mr. Johnson directly, and (iii) 94,720 shares of common stock underlying vested options.

Excluded from the Reporting Person’s beneficial ownership are: (i) an award of 63,719 RSUs granted under the Company's Amended and Restated Equity Incentive Plan, which shall vest based on 1) certification of the Company's performance target being met during the applicable measurement period and 2) the grantee’s continuous service through December 31, 2014; (ii) an award of 18,398 RSUs granted under the Company’s Amended and Restated Equity Incentive Plan, of which 50% will vest on December 31, 2013 and 50% will vest on December 31, 2014; (iii) an award of 1,633 RSUs granted under the Company’s Amended and Restated Equity Incentive Plan, of which 100% will vest on December 31, 2015; and (iv) an award of 75,000 stock performance based Options granted under the Company’s Amended and Restated Equity Incentive Plan of which shall vest assuming both the following criteria are met: 1) company stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2015.

(b)	The information on the cover page of this Schedule is incorporated herein by reference.

(c)
There have been no transactions by the Reporting Person (either directly or indirectly through individuals, corporations and other entities through which the Reporting Person may possess the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Vice Chairman of the board of directors and Chairman of Harvest Capital Strategies of the Issuer.

ITEM 7. Material to be filed as Exhibits

N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2013

By:	/s/ Craig R. Johnson
Name:	Craig R. Johnson
Title:	Vice Chairman and Chairman of Harvest Capital Strategies